TAYLOR SECURITIES, INC.

FINANCIAL STATEMENTS, FORMX-17A-5, PART III
SUPPLEMENTARY INFORMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SEPTEMBER 30, 2020

TAYLOR SECURITIES, INC.

FINANCIAL STATEMENTS, FORMX-17A-5, PART III
SUPPLEMENTARY INFORMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
SEPTEMBER 30, 2020

CONTENTS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36712

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2019 AND ENDING 9/30/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Taylor Securities, Inc.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Winners Circle, Suite 400

(No. and Street)

Brentwood   TN   37027

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Moody 615-372-1356

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry, Bekaert, LLP

(Name – *if individual, state last, first, middle name*)

222 2nd Avenue South, Ste 1240   **Nashville**   **TN**   37201

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Martha S. Mason _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Taylor Securities, Inc. _____, as

of September 30 _____, 20 20 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Notary Public

Martha S. Mason
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Taylor Securities, Inc.
Brentwood, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Taylor Securities, Inc. (the "Company") as of September 30, 2020, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information included in the Computation of Net Capital Rule Under Rule 15c3-1 of SEC has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Emphasis of Matter

As discussed in Note 7, toward the end of December 2019, an outbreak of a novel strain of coronavirus ("COVID-19") emerged globally. During 2020, there have been various mandates and/or requests from federal, state, and local authorities resulting in closures of non-essential businesses. Although it is not possible to reliably estimate the length or severity of this outbreak and, hence, its financial impact, any significant reduction in commissions and advisor fees caused by COVID-19 could negatively affect revenue and have other material adverse effects on the Company. Our opinion is not modified with respect to this matter.

Cherry Bekaert LLP

We have served as Taylor Securities, Inc.'s auditor since 2018.

Nashville, Tennessee
November 19, 2020

TAYLOR SECURITIES. INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2020

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$205,514
Deposit with clearing broker	25,136
Commissions receivable	259,639
TOTAL ASSETS	$490,289

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable and accrued expenses	$91,343

STOCKHOLDERS' EQUITY

Common stock, $1 stated value; 2,000 shares authorized,	
1,250 shares issued and outstanding	1,250
Additional paid-in capital	28,100
Retained earnings	369,596
TOTAL STOCKHOLDERS' EQUITY	398,946
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$490,289

The accompanying notes are an integral part of the financial statements.

TAYLOR SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED SEPTEMBER 30, 2020

REVENUES	
Commissions	$ 485,998
Registered investment advisor fees	1,258,765
TOTAL REVENUES	1,744,763
OPERATING EXPENSES	1,733,056
OPERATING INCOME	11,707
OTHER INCOME	654
EARNINGS BEFORE STATE INCOME TAXES	12,361
STATE INCOME TAX EXPENSE	-0-
NET EARNINGS	$ 12,361

The accompanying notes are an integral part of the financial statements.

TAYLOR SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2020

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
BALANCE-SEPTEMBER 30, 2019	$ 1,250	$ 28,100	$ 357,235	$ 386,585
NET EARNINGS	-0-	-0-	12,361	12,361
BALANCE-SEPTEMBER 30, 2020	$ 1,250	$ 28,100	$ 369,596	$ 398,946

The accompanying notes are an integral part of the financial statements.

TAYLOR SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from securities companies and investors	$	1,734,303
Cash paid to suppliers and employees		(1,729,379)
Other income received		646
NET CASH INCREASE IN OPERATING ACTIVITIES		5,570
NET INCREASE IN CASH AND CASH EQUIVALENTS		5,570
CASH AND CASH EQUIVALENTS-BEGINNING OF YEAR		199,944
CASH AND CASH EQUIVALENTS-END OF YEAR	$	205,514

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

Net Income	$	12,361
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in operating assets:		
Deposit with clearing broker		(8)
Commissions receivable		(10,460)
Increase in operating liabilities:		
Accounts payable and accrued expenses		3,677
TOTAL ADJUSTMENTS		(6,791)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$	(5,570)

The accompanying notes are an integral part of the financial statements.

NOTE 1 – NATURE OF OPERATIONS

Taylor Securities, Inc. (the "Company") is engaged in the securities business, primarily handling mutual fund and bond trade transactions and providing investment advisory services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

Commissions Receivable

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required at September 30, 2020.

Income taxes

The Company has elected to be taxed as an "S" corporation under the Internal Revenue Code. Accordingly, all federal taxable income and losses pass through to the individual stockholders for inclusion in their personal income tax returns, and the Company is only liable for state income taxes.

Temporary differences between the financial statement and income tax (cash method) bases of the Company's assets and liabilities are not significant. Accordingly, deferred state income taxes have not been recognized.

Management performs an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. Management has performed its evaluation of all income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there are no provisions for income taxes, penalties, or interest receivable or payable relating to uncertain income tax positions in the accompanying financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Company files income tax returns in the U.S. federal jurisdiction and the State of Tennessee. The Company's U.S. federal income tax returns for years prior to 2017 are no longer open to examination. The State of Tennessee has a statute of limitations of three years from the end of the year in which the return is filed.

Revenue Recognition

Commission income and related expenses from customers' securities transactions are recorded on a trade date basis. The Company provides investment advisory services on a daily basis. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided that period.

Revenue from contract with customers	
Commissions	$ 485,998
Registered Investment Advisor Fees	1,258,765
Total revenue from contracts with customers	$1,744,763

Effective October 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five -step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities transactions

Revenue and related clearing expenses from securities transactions are recorded on the trade date. All of the Company's trading activities are executed through and cleared by Raymond James and Associates, Inc. ("Raymond James") or written subscription agreements between investment companies and investors, with the Company acting as introducing broker dealer.

Registered investment advisor fees

Registered investment advisor fees are recognized as earned on a pro rata basis over the term of the contract.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Events occurring after reporting date

The Company has evaluated events and transactions that occurred between September 30, 2020 and November 19, 2020 the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE 3 - CONCENTRATION OF RISK

The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances may at times exceed statutory limits. The Company has not experienced any losses in such accounts and management considers this to be a normal business risk.

The Company also has an account with a broker-dealer that is the custodian of the Company's securities and a portion of its cash and is covered by the Securities Investor Protection Corporation ("SIPC"). SIPC protects each customer's accounts up to $500,000, limited to $250,000 on claims for cash. Accounts held by the broker-dealer are also covered through Lloyd's of London. Under this program, cash is covered up to $1,900,000 and fully paid securities are not subject to any dollar amount limitation. The SIPC and additional protection do not insure against market risk.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

SEPTEMBER 30, 2020

NOTE 3 – CONCENTRATION OF RISK (CONTINUED)

There are multiple business risks associated with operating the Company. It trades with a limited number of counter-parties which include institutional money managers, national broker-dealers, regional broker-dealers and inter-dealer brokers. The value of some trades may be very large compared to the Company's capital. A counter-party's failure to pay for or deliver securities may result in significant losses to the Company as a result of changes in market value between the original transaction and the subsequent re-sale or re-purchase of the securities involved. The loss or reduction of trading volume with a counter-party may have a material adverse effect on the Company's business, financial condition, results of operations and/or cash flows.

NOTE 4 - DEPOSIT WITH CLEARING BROKER

In connection with its correspondent clearing agreement with Raymond James, the Company has agreed to maintain a $25,000 deposit account with Raymond James. The deposit is held in a Raymond James money market fund and is returnable to the Company following termination of the correspondent clearing agreement within thirty days of the closing or the transfer of all of the Company's customers' accounts. Therefore, the deposit has been classified as a current asset, but is non-allowable, for the purpose of net capital computation per current Securities and Exchange Commission ("SEC") rules and regulations.

NOTE 5 - RELATED PARTY TRANSACTIONS

Accounts payable to stockholders for commissions and registered investment advisory fees totaled $78,207 at September 30, 2020.

Total salaries, bonuses and commissions included in the operating expenses that were paid to stockholders and other related parties amounted to $987,154 in 2020.

The stockholders of the Company are also stockholders of an affiliate that provides office space, management and administrative services to the Company. In addition to the amounts paid to stockholders and other related parties noted in the preceding paragraph, fees paid by the Company to the affiliate for services rendered amounted to $642,952 in 2020.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

SEPTEMBER 30, 2020

NOTE 6 - CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the Maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" Exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2020, the Company had net capital, as defined, of $114,629, which was $64,629 in excess of its required net capital of $50,000. The Company's net capital ratio was .7969 to 1.

NOTE 7 – UNCERTAINTY

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a global pandemic which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in the financial markets. The coronavirus outbreak and government responses are creating disruption to global supply chains and adversely impacting many industries. The outbreak has caused a material, adverse impact on the economic and market conditions. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material, adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company its performance, and its financial results.

SUPPLEMENTARY INFORMATION

TAYLOR SECURITIES, INC.

COMPUTATION OF NET CAPITAL

SEPTEMEBER 30, 2020

TOTAL STOCKHOLDER'S EQUITY	$ 398,946
LESS NONALLOWABLE ASSETS AND HAIRCUTS	
Raymond James restricted account	25,136
RIA fee commissions due	257,147
Haircuts – money market funds maintained with clearing broker at 2%	2,034
TOTAL NONALLOWABLE ASSETS AND HAIRCUTS	284,317
NET CAPITAL (AGREES TO COMPANY'S SEPTEMBER 30, 2020 UNAUDITED FOCUS REPORT-PART IIA)	$ 114,629
NET CAPITAL REQUIRED	$ 50,000
EXCESS CAPITAL	$ 64,629
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 91,343
TOTAL AGGREGATE INDEBTEDNESS	$ 91,343
NET CAPITAL LESS THE GREATER OF 10% OF TOTAL AGGREGATE INDEBTEDNESS OR 120% OF NET CAPITAL REQUIRED	$ 54,629
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	79.69%

TAYLOR SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2020

The Company is exempt from the requirements of Rule 15c3-3 under Section K (2)(ii) of the Rule.

TAYLOR SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

SEPTEMBER 30, 2020

The Company is exempt from the requirements of Rule 15c3-3 under Section K (2)(ii) of the Rule.

TAYLOR SECURITIES, INC.

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

SEPTEMBER 30, 2020

The net capital computed on Page 17 and the Company's computation of net capital on its September 30, 2020 Focus Report-Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K (2)(ii) of the Rule.

TAYLOR SECURITIES, INC.

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
WITH RESPECT TO METHODS OF CONSOLIDATION

SEPTEMBER 30, 2020

Not applicable.

TAYLOR SECURITIES, INC.

MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT

SEPTEMBER 30, 2020

None.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Taylor Securities, Inc.
Brentwood, Tennessee

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Taylor Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Nashville, Tennessee
November 19, 2020



taylor wealth solutions

September 30, 2020

Mr. Tim Baxter
FINRA- District 5
1100 Poydras Street
Energy Centre, Suite 850
New Orleans, LA. 70163-0802

Re: SEC Rule 15c3-3 Exemption Report

Dear Mr. Baxter;

Pursuant to new requirements with respect to SEC Rule 17a-5, Taylor Securities, Inc. claims exemption from Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule ("Introduces Accounts and Does Not Hold Customer Funds or Securities") as of and for the year ended September 30, 2020.

Taylor Securities, ,Inc. met the above-mentioned exemption provisions throughout the year ended September 30, 2020 without exception.

Martha S. Mason
President

**Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures**

To the Board of Directors
Taylor Securities, Inc.
Brentwood, Tennessee

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Taylor Securities, Inc. (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2020. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.



Nashville, Tennessee
November 19, 2020

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **9/30/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 36712   FINRA   SEP
> TAYLOR SECURITIES INC
> 100 WINNERS CIR N STE 400
> BRENTWOOD, TN 37027-1074

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) — $ 1905

   B. Less payment made with SIPC-6 filed (exclude interest) — (957)

   5/4/2020
   Date Paid

   C. Less prior overpayment applied — (—)

   D. Assessment balance due or (overpayment) — 948

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum — —

   F. Total assessment balance and interest due (or overpayment carried forward) — $ 948

   G. **PAYMENT: √ the box**
   Check mailed to P.O. Box ☑ Funds Wired ☐   ACH ☐ $ 948 00
   Total (must be same as F above)

   H. Overpayment carried forward — $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Taylor Securities, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 30th day of October, 2020.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **10/1/2019**
and ending **9/30/2020**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 1,745,417

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — —

(2) Net loss from principal transactions in securities in trading accounts. — —

(3) Net loss from principal transactions in commodities in trading accounts. — —

(4) Interest and dividend expense deducted in determining item 2a. — —

(5) Net loss from management of or participation in the underwriting or distribution of securities. — —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — —

(7) Net loss from securities in investment accounts. — —

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 472,305

(2) Revenues from commodity transactions. — —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 3309

(4) Reimbursements for postage in connection with proxy solicitation. — —

(5) Net gain from securities in investment accounts. — —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Interest — 66

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

Enter the greater of line (i) or (ii) — —

Total deductions — 475,680

2d. SIPC Net Operating Revenues — $ 1,269,737

2e. General Assessment @ .0015 — $ 1905

(to page 1, line 2.A.)

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